EXHIBIT 99.1
                                                                    ------------



                          VIKING ENERGY ROYALTY TRUST
                     AND HARVEST ENERGY TRUST AGREE TO MERGE

       THE MERGER WILL BRING TOGETHER TWO VALUE-FOCUSED ORGANIZATIONS WITH SUPERIOR TECHNICAL AND OPERATING EXPERTISE.

       SUSTAINABILITY WILL BE THE FOCUS AND WILL BE ACHIEVED THROUGH A BALANCED PRODUCTION BASE WITH A MULTI-YEAR INVENTORY OF DEVELOPMENT OPPORTUNITIES, ENHANCED BY A STRONG BALANCE SHEET AND SIGNIFICANT FINANCIAL FLEXIBILITY.


CALGARY, ALBERTA (November 28, 2005; TSX - HTE.UN and VKR.UN; NYSE - HTE) - Harvest Energy Trust ("Harvest") and Viking Energy Royalty Trust ("Viking") are pleased to announce that their respective boards of directors have unanimously approved an agreement (the "Combination Agreement") providing for the merger of Harvest and Viking. The combined trust, which will retain the Harvest name, will have an initial enterprise value in excess of $4 billion and will be managed by an experienced senior management team which will include key personnel from both Harvest and Viking.

This merger of equals will be accomplished by the exchange of 4 Viking units for 1 Harvest unit on a tax-deferred basis in Canada. The transaction exchange ratio reflects an "at-market" merger based on an average of the trust units' recent trading prices. Upon completion of the merger, Harvest unitholders will own approximately 55% of the combined trust and Viking unitholders will own approximately 45%.

HIGHLIGHTS

     o Strong asset portfolio with a dominant position in key operating areas, a production base of approximately 64,000 boe/d comprised of approximately 50% light/medium oil, 25% natural gas and 25% heavy oil, 215 Mmboe of proved plus probable reserves, 700 drilling locations and over 760,000 net acres of undeveloped land.

     o More efficient and effective operations due to scale and diversity of opportunities. Harvest and Viking employ a similar focus on technical exploitation of large resource pools, utilizing the same operating and administration systems, and bring together strong technical, field operations and administrative teams which will lead to a smooth integration of the two entities into one stronger organization.

     o With an enterprise value in excess of $4 billion, a strong balance sheet, annual cash flow of approximately $650 million based on current commodity prices and significant financial capability, new Harvest will be in a strong position to exploit its inventory of projects as well as pursue new opportunities.

     o New Harvest will have a well-balanced production portfolio, capable of maintaining stable cash flow and distributions to unitholders.

     o New Harvest will be among the largest energy trusts on a production and enterprise value basis. As a result, unitholders may expect improved unit trading liquidity on the Toronto Stock Exchange, due to an increased indexation percentage, as well as the New York Stock Exchange.

     o Subject to stable commodity pricing, new Harvest has established a distribution policy which will result in a distribution of $0.38 per unit per month, effective for the first distribution following closing.

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The Combination Agreement prohibits both Harvest and Viking from soliciting or initiating any discussions concerning the sale of material assets or any other business combination, provides each trust with the right to match any competing proposal in the event such an unsolicited proposal is made and, subject to certain conditions, provides for a $65 million termination fee.

Successful completion of the transaction is subject to stock exchange and regulatory approvals and the approval by at least two-thirds of the unitholders. It is expected that the unitholder meetings required to approve this transaction will be held, and the transaction will close, prior to the end of March 2006. An information circular is expected to be mailed to unitholders in January 2006.

The combination of these two trusts will create Canada's fourth largest conventional oil and natural gas royalty trust with production of approximately 64,000 boe/d comprised of 50% light/medium oil, 25% natural gas and 25% heavy oil. With an estimated 215 Mmboe of proved plus probable reserves, the combined trust will have a reserve life index of approximately 9.2. At current commodity prices, annual funds flows are expected to be approximately $650 million enabling annual capital spending of approximately $250 million. Pro forma debt to cash flow (including convertible debentures) will be approximately 1.1 times. New Harvest will operate approximately 85% of its production. On a pro forma basis, foreign ownership of new Harvest is approximately 32%.


GOVERNANCE
The combined trust will retain key personnel from both entities and will be led by John Zahary, who has an excellent track record of building high performance technical teams that create value for investors by efficiently operating established assets and selectively acquiring incremental assets with low risk upside potential. The executive team will also include Bob Fotheringham as Vice President, Finance and CFO, Rob Morgan as Vice President, Engineering and COO, Al Ralston as Vice President, Production, James Campbell as Vice President, Geosciences and Jacob Roorda as Vice President, Corporate.

The Harvest Board of Directors, including chairman Bruce Chernoff, will remain in place and will be supplemented by Dale Blue, David Boone and William Friley from the Viking board.

"The combined trust will capitalize on its size and production base with a consistent and significant capital development program," comments John Zahary, President and Chief Executive Officer of Viking. "With our extensive combined technical operating experience and ability to reduce costs, I expect our exploitation of this enhanced portfolio of assets to be very rewarding for unitholders of new Harvest."

"We anticipate that the timing of the combination of these two trusts will enhance the financial uplift from the inclusion of energy trusts in the TSX/S&P Composite Index as well as provide increased liquidity with the near doubling of market capitalization," added Jacob Roorda, President of Harvest. "Further, the combined trust will have improved access to capital markets to finance a much wider range of opportunities than either organization currently has on a stand-alone basis."

DISTRIBUTIONS
New Harvest has established a distribution policy which will result in a distribution of $0.38 per unit per month, commencing with the first distribution payable following closing of the transaction. It is expected that this level of distribution would represent a payout ratio of approximately 65% for new Harvest based on current commodity prices. In 2006, retained cash flows after distributions will be used to fund a planned $250 million capital program focused on exploitation and development opportunities within the existing asset base. It is expected that the combined trust has sufficient internal opportunities to allow for spending at the same level for at least 3 years. We currently estimate that for Canadian unitholders,

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distributions paid from the combined trust in 2006 will be 100 percent taxable which is unchanged from the tax status for each of Harvest and Viking prior to the combination.

The Combination Agreement provides that the Harvest and Viking unitholders will continue to receive monthly distributions of $0.35 and $0.12 per trust unit, respectively, through to closing of the transaction. These distribution levels represent payout ratios of approximately 55% and 85%, respectively.

KEY OPERATING AND FINANCIAL INFORMATION

                                                              NEW HARVEST TRUST
                                                                 PRO FORMA
                                                                 ---------
         Estimated current production (boepd) (1)                  64,000

         Combined current enterprise value                      $4.3 billion

         Reserve Estimates (1) ((2))
                  Proved (Mmboe)                                      161
                  Proved plus Probable (Mmboe)                        215

         Reserve Life Index (P + P)                                   9.2

         Estimated combined funds flow from
             operations (current commodity prices)              $650 million

         Estimated combined capital program                     $250 million

         Monthly distributions per unit                             $0.38

         Trust units outstanding (millions)                         100.0

         Debt (including convertible debentures)
                  to cash flow                                   1.1 times

         Undeveloped land base (net acres)                        760,000


         (1) A BOE conversion 6 mcf : 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. BOE's may be misleading, particularly if used in isolation.

         (2) Based on evaluations of the independent engineering evaluations of Harvest and Viking as at January 1, 2005 (compliant with National Instrument 51-101) and adjusted for the acquisition of the Hay River property for Harvest, the acquisition of Krang Energy Inc., Calpine Natural Gas Trust and Kensington Energy Ltd. for Viking.


FINANCIAL ADVISORS
National Bank Financial is acting as financial advisor to Harvest with respect to this transaction and has advised the Board of Directors of Harvest that, subject to review of definitive legal agreements, it is of the opinion, as of the date hereof, that the consideration to be provided to the Viking unitholders is fair, from a financial point of view, to Harvest unitholders. CIBC World Markets is acting as financial advisor to Viking with respect to this transaction and has advised the Board of Directors of Viking that, subject to review of definitive legal agreements, it is of the opinion, as of the date hereof, that the consideration to be received by the Viking unitholders is fair, from a financial point of view, to Viking unitholders. TD Securities Inc. is acting as mergers and acquisitions advisor, and BMO Nesbitt Burns Inc., GMP Securities Ltd. and Tristone Capital Inc. are acting as strategic advisors to Harvest. Scotia Capital Inc. is acting as mergers and acquisitions advisor, and RBC Capital Markets, Canaccord Capital Corporation and FirstEnergy Capital Corp. are acting as strategic advisors to Viking.

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JOINT CONFERENCE CALL
The management of Harvest and Viking will host a joint conference call to discuss the proposed transaction on Monday, November 28, 2005 beginning at 9:00 a.m. Mountain Standard Time (11:00 a.m. Eastern Standard Time). To participate, call toll-free 1-877-888-3855, and for listeners in Toronto or outside of Canada, call 1-416-695-6120. A recording of the call will be available for review until December 5, 2005 by calling 1-866-518-1010 or 1-416-695-5275.

ADVISORY
Certain information in this press release, including management's assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to, risks associated with imprecision of reserve estimates, conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions, changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources and such other risks and uncertainties described from time to time in Harvest's and Viking's regulatory reports and filings made with securities regulators.

Forward-looking statements in this press release include, but are not limited to, production volumes, operating costs, commodity prices, administrative costs, commodity price risk management activity, acquisitions and dispositions, capital spending, distributions, access to credit facilities, capital taxes, Funds Flow From Operations and regulatory changes. For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expects" and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be not assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Neither Harvest nor Viking assumes any obligation to update forward-looking statements should circumstances or management's estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

This press release contains the term Funds Flow From Operations which as presented does not have any standardized meaning as prescribed by Canadian generally accepted accounting principles ("GAAP") and therefore it may not be comparable with the calculation of similar measures for other entities. Funds Flow From Operations as presented is not intended to represent operating profits nor should it be viewed as an alternative to cash flow from operating activities, net income or other measures of financial performance calculated in accordance with GAAP. Funds Flow From Operations is used by the management of both Harvest and Viking to analyze operating performance, leverage and liquidity. All references to Funds Flow From Operations in this press release as based on funds flow from operating activities before asset retirement expenditures and changes in non-cash working capital.

Harvest is a Calgary based energy trust actively managed to maintain or increase cash flow per unit through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest trust units are traded on the Toronto Stock Exchange (TSX) under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

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Viking is Calgary based energy trust that generates income from long life oil and natural gas producing properties in Alberta and Saskatchewan. Viking's units currently trade on the Toronto Stock Exchange (TSX) under the symbol VKR.UN.

For further information contact:

Harvest Energy Trust                             Viking Energy Royalty Trust
2100, 330-5th Avenue S.W.                        400, 330-5th Avenue S.W.
Calgary, Alberta  T2P 0L4                        Calgary, Alberta  T2P 0L4
(403) 265-1178                                   (403) 268-3175
or Toll Free (866)666-1178                       or Toll Free (877)292-2527


Jacob Roorda                                     John Zahary
President                                        President and CEO

David Rain                                       Robert Fotheringham
Vice President & CFO                             Vice President, Finance and CFO

Cindy Gray                                       Diane Phillips
Investor Relations & Communications Advisor      Investor Relations